Exhibit 99.3

PLACEMENT AGENCY AGREEMENT

September 25, 2025

DeFi Technologies Inc.
Suite 2400, 333 Bay Street
Toronto, Ontario M5H 2T6
Canada

Ladies and Gentlemen:

Introductory. This Placement Agency Agreement (this “Agreement”) sets forth the terms upon which Joseph Gunnar & Co., LLC (“Joseph Gunnar” or the “Placement Agent”), shall be engaged by DeFi Technologies Inc., a corporation formed under the laws of the Province of Ontario (the “Company”), to act as the exclusive placement agent in connection with the registered direct offering (hereinafter referred to as the “Placement”) of (i) common shares of the Company, no par value (the “Common Shares” and the Common Shares offered in the Placement, the “Placement Common Shares”), and (ii) warrants (the “Warrants”) to purchase Common Shares at an exercise price equal to $2.63 per share. The Placement Common Shares and the Warrants are collectively referred to as the “Placement Securities.”

The terms of the Placement and the Placement Securities shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein confers upon the Placement Agent the power or authority to bind the Company or any Purchaser or constitutes an obligation for the Company to issue any Placement Securities or complete the Placement. The date of the closing of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a “reasonable best efforts” basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Placement Securities and does not ensure the successful placement of the Placement Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the Placement Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) by and among the Company and such Purchasers in the form of Exhibit A attached hereto. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

Section 1. Representations and Warranties of the Company; Covenants of the Company.

A. Representations of the Company. With respect to the Placement Securities, each of the representations and warranties and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority (“FINRA”) member firm participating in the Placement among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater securityholders of the Company.

B. Covenants of the Company. The Company covenants and agrees to continue to retain (i) an independent public accounting firm registered with the Public Company Accounting Oversight Board for a period of at least five (5) years after the Closing Date and (ii) a competent transfer agent with respect to the Common Shares for a period of five (5) years after the Closing Date. In addition, except for an Exempt Issuance, from the date hereof until ninety (90) days from the Closing Date, the Company shall not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents or (ii) file any prospectus under Canadian Securities Laws or registration statement or amendment or supplement thereto with the Commission, other than filing the final Prospectus or a registration statement on Form S-8 in connection with any employee benefit plan, as contemplated pursuant to Section 4.11 in the Purchase Agreement. In addition, except for an Exempt Issuance, from the date hereof until one hundred eighty (180) days from the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction.

Section 2. Representations of the Placement Agent. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act and the securities laws of each state in which an offer or sale of Placement Securities is made (unless exempt from the respective state’s broker-dealer registration requirements), (iii) is licensed as a broker/dealer under the laws of the United States of America, applicable to the offers and sales of the Placement Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

Section 3. Compensation.

A. Cash Compensation. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its respective designees a cash fee equal to six percent (6.0%) of the aggregate purchase price paid by each purchaser of the Placement Securities.

B. Reduction of Compensation. The Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination is made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of that permitted by FINRA Rules or that the terms thereof require adjustment.

Section 4. Expenses. The Company agrees to pay all costs, fees and expenses incurred by the Company in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including, without limitation: (i) all expenses incident to the issuance, delivery and qualification of the Placement Securities (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent for the Common Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Placement Securities; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Canadian Prospectus, the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), and the Prospectuses, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, reasonable attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Placement Securities for offer and sale under the state securities or blue sky laws or the securities laws of any other country; (vii) the fees and expenses associated with including the Placement Common Shares on the Trading Market; (viii) up to US$125,000 for the fees and expenses of Placement Agent Counsel and a non-accountable expense allowance for the Placement Agent not to exceed US$25,000. If the Placement is not consummated, the Company shall reimburse the Placement Agent for reasonable out-of-pocket expenses incurred by the Placement Agent in connection with the Placement, up to US$75,000, including the actual fees and disbursements of its counsel.

Section 5. Tail Fee. The Placement Agent shall be entitled to compensation under Section 3, calculated in the manner set forth herein with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such Tail Financing is (i) provided to the Company by investors that were, during the term of this Agreement, brought “over-the-wall” by the Placement Agent and introduced to the Company and (ii) consummated at any time within the twelve (12)-month period following the expiration or termination of this Agreement. The issuance of any shares or equity of the Company to its officers, directors, or employees shall not be deemed a Tail Financing. Upon expiration of this Agreement, the Placement Agent shall provide the Company with a list of all investors whose future investments in the Company will be subject the compensation described in this Section 5. Failure by the Placement Agent to provide such list of investors shall not be deemed a waiver of their right to received compensation pursuant to this Section 5.

Section 6. Indemnification.

A. To the extent permitted by law, with respect to the Placement Securities, the Company shall indemnify the Placement Agent and its affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this Agreement or the Purchase Agreement, including, without limitation, any failure by the Company to obtain any required consent, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Placement Agent’s willful misconduct or gross negligence in performing the services described herein. Notwithstanding anything set forth herein to the contrary, the Company agrees to indemnify the Placement Agent, to the fullest extent set forth in this Section 6, against any and all claims asserted by any or person or entity alleging that the Placement Agent was not permitted or entitled to act as a placement agent herein, or that the Company was not permitted to hire or retain the Placement Agent herein, including but not limited to any claims arising out of any purported right of first refusal another person or entity claims to have to act as a placement agent or any similar role with respect to the Company or its securities.

B. Promptly after receipt by the Placement Agent of notice of any claim or the commencement of any action or proceeding with respect to which the Placement Agent is entitled to indemnity hereunder, the Placement Agent will promptly notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure or delay of notification to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by the Placement Agent, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Placement Agent and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agent will be entitled to employ its own counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agent reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agent. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to fees of local counsel. The Company will have the right to settle the claim or proceeding, provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Placement Agent, which will not be unreasonably withheld. The Company will not be liable for settlement of any action effected without its written consent, which may not be unreasonably withheld, conditioned, or delayed.

C. The Company agrees to notify the Placement Agent promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

D. If for any reason the foregoing indemnity is unavailable to the Placement Agent or insufficient to hold the Placement Agent harmless, then the Company shall contribute to the amount paid or payable by the Placement Agent as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agent on the other, but also the relative fault of the Company on the one hand and the Placement Agent on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Placement Agent’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agent under this Agreement (excluding any amounts received as reimbursement of expenses incurred by the Placement Agent).

E. These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

Section 7. Engagement Term. The Placement Agent’s engagement hereunder will be until the later of (i) September 29, 2025 and (ii) the final Closing Date under the Purchase Agreement. The date of termination of this Agreement is referred to herein as the “Termination Date.” In the event, however, in the course of the Placement Agent’s performance of due diligence it deems it necessary to terminate the engagement, the Placement Agent may do so prior to the Termination Date. The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees pursuant to Section 3 hereof with respect to the Placement Securities if sold in the Placement. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees due to the Placement Agent as set forth in Section 3 shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

Section 8. Placement Agent Information. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in its evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

Section 9. No Fiduciary Relationship. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

Section 10. Closing. The obligations of the Placement Agent, and the closing of the sale of the Placement Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder and in the Purchase Agreement, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

A. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Securities shall be reasonably satisfactory in all material respects to the Placement Agent.

B. The Placement Agent shall have received the following on the Closing Date: (i) the favorable opinion of Latham & Watkins LLP, U.S. counsel to the Company, dated as of the Closing Date and addressed to the Placement Agent, in form and substance reasonably satisfactory to the Placement Agent, (ii) the favorable opinion of Farris LLP, Canadian legal counsel to the Company, dated as of the Closing Date and addressed to the Placement Agent, in form and substance reasonably satisfactory to the Placement Agent, and (iii) the favorable opinion of Cayman Island legal counsel to Valour Inc., dated as of the Closing Date and addressed to the Placement Agent, in form and substance reasonably satisfactory to the Placement Agent..

C. The Placement Agent shall have received (i) on the Closing Date, a customary Officers’ Certificate, executed and delivered by the Company’s executive officers, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and (ii) on the Closing Date, a Secretary’s Certificate executed and delivered by the Company’s corporate secretary certifying that (A) the Company’s organizational documents are true and complete, have not been modified and are in full force and effect; (B) that the resolutions of the Company’s Board of Directors relating to the Placement are in full force and effect and have not been modified; (C) as to the incumbency of the officers of the Company and (D) other customary certifications reasonably satisfactory to the Placement Agent.

D. The Placement Agent shall have received a completed FINRA questionnaire from each of the Company and the Company’s executive officers and directors.

E. The Placement Common Shares shall be registered under the Exchange Act. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the Trading Markets or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Markets or other U.S. applicable national exchange is contemplating terminating such registration or listing. In addition, the Company shall have submitted a listing of additional shares notification form to the Cboe Canada Exchange and The Nasdaq Capital Market with respect to the Placement Shares and the Warrant Shares and shall have received no objection thereto.

F. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

G. The Company shall have entered into a Purchase Agreement with each of the Purchasers of the Placement Securities and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

H. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

I. On or before the Closing Date, the Placement Agent and counsel for the Placement Agent have received such information and documents as they may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Placement Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties of the Company, or the satisfaction of any of the conditions or agreements, herein contained.

If any of the conditions specified in this Section 10 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, any Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

Section 11. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the federal court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 12. Entire Agreement/Miscellaneous. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Placement and delivery of the Placement Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

Section 13. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

Section 14. Press Announcements. The Company agrees that the Placement Agent shall, on and after the Closing Date, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

[Signature page follows]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agents the enclosed copy of this Agreement.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:	/s/ Stephan A. Stein
	Name:	Stephan A. Stein
	Title:	President

Address for notice:

Joseph Gunnar & Co., LLC
1000 RXR Plaza
Uniondale, New York 11556
Attention:
Email:

[Signature Page to the Placement Agency Agreement]

Accepted and Agreed to as of the date first written above:

DEFI TECHNOLOGIES INC.

By:	/s/ Olivier Roussy Newton
	Name:	Olivier Roussy Newton
	Title:	Chief Executive Officer

Address for notice:

DeFi Technologies Inc. Suite 2400, 333 Bay Street Toronto, Ontario M5H 2T6 Canada Attention: Olivier Roussy Newton Email: o@latentcap.com

[Signature Page to the Placement Agency Agreement]

Exhibit A

Form of Securities Purchase Agreement